As filed with the Securities and Exchange Commission on    December 20,
1996
Securities Act File No. 33-54549
Investment Company Act File No. 811-7201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________
FORM N-2

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933 [ X ]
Pre-Effective Amendment No. [    ]
Post-Effective Amendment No. 2    [ X ]

and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940 [ X ]
Amendment No.    4       [ X ]

(check appropriate box or boxes)
___________

GREENWICH STREET CALIFORNIA
MUNICIPAL FUND INC.
(Exact Name of Registrant as Specified in Charter)

388 Greenwich Street, New York, New York 10013
(Address of Principal Executive Offices) (zip code)

Registrant's Telephone Number, including Area Code: (212) 723-9218

Christina T. Sydor, Secretary
Greenwich Street California Municipal Fund Inc.
388 Greenwich Street, 22nd Floor
New York, New York 10013
(Name and Address of Agent for Service of Process)
___________
Copies to:

Jon S. Rand, Esq.
Willkie Farr & Gallagher
One Citicorp Center
153 East 53rd Street
New York, New York 10022


	Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

	If any of the securities being registered on this Form N-2 are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the "1933 Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

	It is proposed that this filing will become effective:
	[ X ] when declared effective pursuant to section 8(c).

	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions.
Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-54549).

	Registrant amends this Registration Statement under the 1933 Act, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of Section 8(a) of the 1933 Act, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.



GREENWICH STREET CALIFORNIA MUNICIPAL FUND INC.
Form N-2
Cross-Reference Sheet
Parts A and B of Prospectus*



Items in Parts A and B of Form N-2*

Location





 1.
Outside Front Cover
Outside Front Cover

 2.
Inside Front and Outside Back Cover
Page
Inside Front and Outside Back Cover
Page

 3.
Fee Table and Synopsis
Prospectus Summary; Fee Table

 4.
Financial Highlights
Financial Highlights

 5.
Plan of Distribution
Outside Front Cover

 6.
Selling Shareholders
Not Applicable

 7.
Use of Proceeds
Use of Proceeds; Investment Objective
and Management Policies

 8.
General Description of Registrant
The Portfolio; Investment Objective and
Management Policies; Investment
Restrictions; Net Asset Value;
Securities Transactions and Turnover;
Description of Shares

 9.
Management
Management of the Portfolio; Custodian,
Transfer Agent, Dividend-Paying Agent,
Registrar and Plan Agent

10.
Capital Stock, Long-Term Debt, and
Other Securities
Dividends and Distributions; Dividend
Reinvestment Plan; Description of
Shares; Taxation

11.
Defaults and Arrears on Senior
Securities
Not Applicable

12.
Legal Proceedings
Not Applicable

13.
Table of Contents of Statement of
Additional Information

Not Applicable

14
Cover Page
Not Applicable

15.
Table of Contents
Not Applicable

16.
General Information and  History
The Portfolio, Investment Objective and
Management Policies

17.
Investment Objective and Policies
Investment Objective and Management
Policies; Investment Restrictions;
Securities Transactions and Turnover

18.
Management
Management of the Portfolio; Custodian,
Transfer Agent, Dividend-Paying Agent,
Registrar and Plan Agent

19.
Control Persons and Principal Holders
of Securities
Description of Shares


* Pursuant to General Instructions of Form N-2, all information required to be set forth in
   Part B: Statement of Additional Information, has been included in Part A:
The Prospectus.




20.
Investment Advisory and Other Services
Management of the Portfolio

21.
Brokerage Allocation and Other
Practices
Securities Transactions and Turnover

22.
Tax Status
Dividends and Distributions; Dividend
Reinvestment Plan; Taxation

23.
Financial Statements
Experts




SMITH BARNEY
                                                                    ------------
                                               A Member of Travelers Group[LOGO]


















                                                   Greenwich
                                                   Street
                                                   California
                                                   Municipal
                                                   Fund Inc.

                                                   Common Stock

                                                   388 Greenwich Street
                                                   New York, New York 10013

                                                   FD0620             12/96

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Prospectus                                                     December 23, 1996
--------------------------------------------------------------------------------

388 Greenwich Street
New York, New York 10013
(212) 723-9218

     Greenwich Street California Municipal Fund Inc. (the "Portfolio") is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from federal income tax and California personal income tax as is consistent with the preservation of principal. Under normal conditions, the Portfolio, in seeking to achieve its investment objective, invests its assets primarily in long-term, investment grade obligations issued by, or on behalf of, the State of California and its political subdivisions, agencies and instrumentalities or multistate agencies or authorities. There is no assurance that the Portfolio will achieve its investment objective. The shares of closed-end investment companies have in the past frequently traded at discounts from their net asset values. Investors should carefully assess the risks associated with an investment in the Portfolio. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

     This Prospectus sets forth concisely the information about the Portfolio that a prospective investor ought to know before investing and should be retained for future reference. Additional information about the Portfolio has been filed with the Securities and Exchange Commission and is available upon written or oral request by calling or writing to the Portfolio at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant.

     Smith Barney Inc. ("Smith Barney") intends to make a market in the Portfolio's Common Stock (the "Common Stock"), although it is not obligated to conduct market-making activities and any such activities may be discontinued at


                                                           (Continued on page 2)

SMITH BARNEY INC.
Distributor

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Prospectus (continued)                                         December 23, 1996
--------------------------------------------------------------------------------

any time, without notice by Smith Barney. The shares of Common Stock that may be offered from time to time pursuant to this Prospectus were issued and sold by the Portfolio on September 23, 1994 in an initial public offering at a price of $12.00 per share. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. The Portfolio will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. The Portfolio's Common Stock has been approved for listing on the American Stock Exchange ("AMEX") under the symbol, "GCM."

     All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

     Investors are advised to read this Prospectus and to retain it for future reference.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------

Prospectus Summary                                                             4
--------------------------------------------------------------------------------
Portfolio Expenses                                                             8
--------------------------------------------------------------------------------
Financial Highlights                                                           9
--------------------------------------------------------------------------------
The Portfolio                                                                 10
--------------------------------------------------------------------------------
The Offering                                                                  10
--------------------------------------------------------------------------------
Use of Proceeds                                                               10
--------------------------------------------------------------------------------
Investment Objective and Management Policies                                  10
--------------------------------------------------------------------------------
Investment Restrictions                                                       32
--------------------------------------------------------------------------------
Share Price Data                                                              33
--------------------------------------------------------------------------------
Management of the Portfolio                                                   34
--------------------------------------------------------------------------------
Securities Transactions and Turnover                                          39
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                       40
--------------------------------------------------------------------------------
Net Asset Value                                                               42
--------------------------------------------------------------------------------
Taxation                                                                      43
--------------------------------------------------------------------------------
Description of Shares                                                         49
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation                           49
--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent,
  Registrar and Plan Agent                                                    52
--------------------------------------------------------------------------------
Reports to Shareholders                                                       52
--------------------------------------------------------------------------------
Experts                                                                       52
--------------------------------------------------------------------------------
Further Information                                                           52
--------------------------------------------------------------------------------
Appendix A                                                                   A-1
--------------------------------------------------------------------------------
Appendix B                                                                   B-1
--------------------------------------------------------------------------------

     No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by the Portfolio, the Investment Manager or Smith Barney. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of the Portfolio since the date of this Prospectus. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------

The following summary is qualified in its entirety by the more detailed information appearing in the body of this Prospectus. Cross references in this summary are to headings in the body of the Prospectus.

THE PORTFOLIO The Portfolio is a non-diversified, closed-end management investment company. See "The Portfolio."

INVESTMENT OBJECTIVE The Portfolio seeks as high a level of current income exempt from federal income tax and California personal income tax as is consistent with the preservation of principal. See "Investment Objective and Management Policies."

TAX-EXEMPT INCOME The Portfolio is intended to operate in such a manner that dividends paid by the Portfolio may be excluded by the Portfolio's shareholders from their gross incomes for federal income tax and California personal income tax purposes. See "Investment Objective and Management Policies" and "Taxation."

QUALITY INVESTMENTS The Portfolio invests substantially all of its assets in long-term, investment grade obligations issued by state and local governments, political subdivisions, agencies and public authorities. The Portfolio operates subject to a fundamental investment policy providing that, under normal conditions, the Portfolio will invest not less than 80% of its net assets in municipal obligations and not less than 65% of its net assets in California obligations. At least 80% of the Portfolio's total assets will be invested in securities rated investment grade by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Rating Group ("S&P"), Fitch Investors Service, Inc. ("Fitch") or another nationally recognized rating agency (that is, rated no lower than Baa, MIG or Prime-1 by Moody's, BBB, SP-2 or A-1 by S&P or BBB or F-1 by Fitch). Up to 20% of the Portfolio's total assets may be invested in unrated securities that are deemed by the Portfolio's investment manager to be of a quality comparable to investment grade. See "Investment Objective and Management Policies" and "Appendix A."

THE OFFERING Smith Barney intends to make a market in the Common Stock in addition to trading the Common Stock on the AMEX. Smith Barney, however, is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney.

LISTING  AMEX.

SYMBOL  GCM.

INVESTMENT MANAGER Greenwich Street Advisors, a division of Smith Barney Mutual Funds Management Inc. ("SBMFM"), serves as the Portfolio's investment manager (the "Investment Manager"). The Investment Manager provides invest-

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

ment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings") which is, in turn, a wholly owned subsidiary of Travelers Group Inc. ("Travelers"), a diversified financial services holding company engaged, through its subsidiaries, principally in four business segments: Investments Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. Subject to the supervision and direction of the Portfolio's Board of Directors, the Investment Manager manages the securities held by the Portfolio in accordance with the Portfolio's stated investment objective and policies, makes investment decisions for the Portfolio, places orders to purchase and sell securities on behalf of the Portfolio and employs professional portfolio managers. SBMFM acts as administrator of the Portfolio and in that capacity provides certain administrative services, including overseeing the Portfolio's non-investment operations and its relations with other service providers and providing executive and other officers to the Portfolio. The Portfolio pays the Investment Manager a fee ("Management Fee") for services provided to the Portfolio that is computed daily and paid monthly at the annual rate of 0.90% of the value of the Portfolio's average daily net assets. The Management Fee is higher than the rates for similar services paid by other publicly offered, closed-end, management investment companies that have investment objectives and policies similar to those of the Portfolio. The Portfolio will bear other expenses and costs in connection with its operation in addition to the costs of investment management services. See "Management of the Portfolio -- Investment Manager."

CUSTODIAN PNC Bank, National Association ("PNC Bank") serves as the Portfolio's custodian. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

TRANSFER AGENT, DIVIDEND-PAYING AGENT, REGISTRAR AND PLAN AGENT First Data Investor Services Group ("First Data") serves as the Portfolio's transfer agent, dividend-paying agent and registrar. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

DIVIDENDS AND DISTRIBUTIONS Dividends from net investment income (that is, income other than net realized capital gains) are paid monthly and distributions of net realized capital gains, if any, are paid annually. All dividends or distributions with respect to shares of Common Stock are reinvested automatically in additional shares through participation in the Portfolio's Dividend Reinvestment Plan, unless a shareholder elects to receive cash. When the market price of the Common Stock is equal to or exceeds net asset value, participants in the Portfolio's Dividend Reinvestment Plan will receive distributions through issuance of additional shares

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

of Common Stock valued at net asset value or, if the net asset value is less than 95% of the then current market price of the Common Stock, then at 95% of the market price. Whenever market price is less than net asset value, participants will receive distributions through purchases of shares on the open market. See "Dividends and Distributions; Dividend Reinvestment Plan."

RISK FACTORS AND SPECIAL CONSIDERATIONS The Portfolio is a closed-end investment company. The net asset value of the Common Stock will change with changes in the value of the securities held by the Portfolio. Because the Portfolio invests primarily in fixed-income securities, the net asset value of the Common Stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the Portfolio can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the Portfolio can be expected to increase. The value of the fixed-income securities held by the Portfolio, and thus the Portfolio's net asset value, may also be affected by other economic, market and credit factors. The net asset value of the Portfolio may be subject to greater fluctuation to the extent that the Portfolio invests in zero coupon securities. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

     The Portfolio does not purchase securities that are rated lower than Baa by Moody's, BBB by S&P or BBB by Fitch at the time of purchase. Although obligations rated Baa by Moody's, BBB by S&P or BBB by Fitch are considered to be investment grade, they may be subject to greater risks than other higher rated investment grade securities. Obligations rated Baa by Moody's, for example, are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics as well; obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest, and obligations rated BBB by Fitch are deemed to be subject to an increased likelihood that their rating will fall below investment grade than higher rated bonds. See "Investment Objective and Management Policies -- Quality Standards" and "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

     The Portfolio may invest up to 20% of its total assets in unrated securities that the Investment Manager determines to be of comparable quality to the securities rated investment grade in which the Portfolio may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of them may not exist; this lack of markets may affect the Portfolio's ability to sell these securities when the Investment Manager deems it appropriate. The Portfolio has the right to invest without limitation in state and local obligations that are "private activity bonds," the income from which may be taxable as a specific preference item

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

for purposes of the federal alternative minimum tax. Thus, the Portfolio may not be a suitable investment for investors who are subject to the alternative minimum tax. See "Investment Objective and Management Policies" and "Taxation."

     Certain of the instruments held by the Portfolio and certain of the investment techniques that the Portfolio employs (which may include instruments and techniques commonly referred to as "derivatives") might expose the Portfolio to special risks. The instruments presenting the Portfolio with risks are municipal leases, zero coupon securities, custodial receipts, municipal obligation components, floating and variable rate demand notes and bonds, and participation interests. Entering into securities transactions on a when-issued or delayed delivery basis, entering into repurchase agreements, lending portfolio securities, and engaging in financial futures and options transactions, are investment techniques involving risks to the Portfolio. As a non-diversified fund within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), the Portfolio may invest a greater proportion of its assets in the obligations of a smaller number of issuers and, as a result, may be subject to greater risk than a diversified fund with respect to its holdings of securities. See "Investment Objective and Management Policies -- Types of Municipal Obligations Held by the Portfolio," "Investment Objective and Management Policies -- Investment Techniques" and "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

     The Portfolio's concentration in California obligations involves certain additional risks that should be considered carefully by investors. Certain California constitutional amendments, legislative measures, executive orders, administrative regulations, court decisions and voter initiatives could result in certain adverse consequences affecting California obligations. In particular, there are risks resulting from certain amendments to the California Constitution and other statutes that limit the taxing and spending authority of California governmental entities, and these may have the effect of impairing the ability of certain issuers of California obligations to pay principal and interest on their obligations. In addition, investors purchasing municipal obligations of their state of residence, or a fund comprised of such obligations, should recognize that the benefits of the exemption from state and local taxes, in addition to the exemption from federal taxes, necessarily limits the Portfolio's ability to diversify geographically. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations" and "Taxation."

     The Portfolio's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Portfolio and of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices. See "Certain Provisions of the Articles of Incorporation."

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Portfolio Expenses
--------------------------------------------------------------------------------

     The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Portfolio.

--------------------------------------------------------------------------------
  Annual Expenses
    (as a percentage of net assets attributable to Common Stock)

    Management Fees                                                        0.90%
    Other Expenses*                                                        0.25
--------------------------------------------------------------------------------
    TOTAL ANNUAL OPERATING EXPENSES*                                       1.15%
================================================================================
* "Other Expenses," as shown above, is based upon amounts of expenses for the fiscal year ended August 31, 1996.


     EXAMPLE

     The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Portfolio. These amounts are based upon payment by the Portfolio of operating expenses at the levels set forth in the table above.

     An investor would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) reinvestment of all dividends and distributions at net asset value:


                                   1 year      3 years     5 years    10 years
--------------------------------------------------------------------------------
                                     $12         $37         $63        $140


     This example should not be considered a representation of future expenses of the Portfolio and actual expenses may be greater or less than those shown. Moreover, while the example assumes a 5% annual return, the Portfolio's performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the Portfolio's Dividend Reinvestment Plan may receive shares purchased or issued at a price or value different from net asset value. See "Dividends and Distributions; Dividend Reinvestment Plan."

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------


     The following information for the fiscal year ended August 31, 1996 and for the period from September 23, 1994 to August 31, 1995 has been audited in conjunction with the annual audit of the financial statements of the Portfolio by KPMG Peat Marwick LLP, independent auditors, whose report thereon appears in the Portfolio's August 31, 1996 Annual Report to Shareholders. The information set out below should be read in conjunction with the financial statements and related notes that also appear in the Portfolio's Annual Report, which is incorporated by reference into this Prospectus.

For a share of capital stock outstanding throughout each period:


                                                        1996        1995(1)(2)
--------------------------------------------------------------------------------
Net Asset Value, Beginning of Period                  $ 12.92        $ 12.00
--------------------------------------------------------------------------------

Income From Investment Operations:
  Net investment income(3)                               0.63           0.60
  Net realized and unrealized gain on investments        0.30           0.84

--------------------------------------------------------------------------------
Total Income from Investment Operations                  0.93           1.44
--------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                                 (0.70)           --
  Net realized gains                                    (0.02)         (0.52)
--------------------------------------------------------------------------------
Total Distributions                                     (0.72)         (0.52)
--------------------------------------------------------------------------------
Net Asset Value, End of Period                        $ 13.13        $ 12.92
--------------------------------------------------------------------------------
Total Return                                             7.96%         12.24%++
--------------------------------------------------------------------------------
Net Assets, End of Period (000s)                      $48,030        $47,250
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses(3)                                            1.15%          1.02%+
  Net investment income                                  4.75           5.16+
--------------------------------------------------------------------------------
Portfolio Turnover Rate                                 42.23%          7.32%
--------------------------------------------------------------------------------
Market Price at End of Period                         $ 12.13        $ 11.50
================================================================================
(1)  Based on weighted average shares outstanding for period.
(2) For the period from September 23, 1994 (commencement of operations) to August 31, 1995.


(3) The Investment Manager waived a portion of its fees for the period from September 23, 1994 to August 31, 1995. If such fees were not waived, the per share decrease in net investment income would have been $0.01, and the ratio of expenses to average net assets would have been 1.14%, annualized.

+    Annualized.

++ Total return is not annualized as it may not be representative of the total return for the period.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
The Portfolio
--------------------------------------------------------------------------------

     The Portfolio is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. The Portfolio, which was incorporated under the laws of the State of Maryland on July 8, 1994, is registered under the 1940 Act, and has its principal office at 388 Greenwich Street, New York, New York 10013. The Portfolio's telephone number is (212) 723-9218.

--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------

     Smith Barney intends to make a market in the Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Smith Barney. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. This Prospectus is to be used by Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.

--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------

     The Portfolio will not receive any proceeds from the sale of the Common Stock offered pursuant to this Prospectus. Proceeds received by Smith Barney as a result of its market-making in the Common Stock will be utilized by Smith Barney in connection with its secondary market operations and for general corporate purposes.

--------------------------------------------------------------------------------
Investment Objective and Management Policies
--------------------------------------------------------------------------------

     Set out below is a description of the investment objective and principal investment policies of the Portfolio. No assurance can be given that the Portfolio will be able to achieve its investment objective, which may be changed only with the approval of a majority of the Portfolio's outstanding voting securities as defined in the 1940 Act, which is defined in the 1940 Act as the lesser of (1) 67% or more of the shares present at a meeting of the Portfolio, if the holders of more than 50% of the outstanding shares of the Portfolio are present or represented by proxy or (2) more than 50% of the outstanding shares of the Portfolio.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

     GENERAL

     The Portfolio's investment objective is to seek as high a level of current income exempt from federal income tax and California personal income taxes as is consistent with the preservation of principal. In seeking its objective, the Portfolio invests primarily in investment grade debt obligations issued by, or on behalf of, the State of California and its political subdivisions, agencies and instrumentalities or multistate agencies or authorities, the interest from which is, in the opinion of bond counsel to their issuers, excluded from gross income for the purposes of federal income tax as well as California personal income tax. The Portfolio operates subject to a fundamental investment policy providing that, under normal conditions, the Portfolio will invest not less than 80% of its net assets in municipal obligations the interest on which is exempt from federal income tax (other than the alternative minimum tax) ("Municipal Obligations") and not less than 65% of its net assets in Municipal Obligations the interest on which is also exempt from California personal income tax in the opinion of bond counsel to the issuers ("California obligations"). The Portfolio generally invests in long-term Municipal Obligations; under normal market conditions, the weighted average maturity of the Portfolio's securities is generally in excess of 20 years.

     The Portfolio is classified as a non-diversified fund under the 1940 Act, which means that the portfolio is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Portfolio conducts its operations, however, so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which relieves the Portfolio of any liability for federal income tax to the extent that its earnings are distributed to shareholders. To qualify as a regulated investment company, the Portfolio, among other things, limits its investments so that, at the close of each quarter of its taxable year
(1) not more than 25% of the market value of the Portfolio's total assets will be invested in the securities of a single issuer and (2) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer. See "Taxation."

     The Portfolio generally does not invest more than 25% of its total assets in any industry. Governmental issuers of Municipal Obligations are not considered part of any "industry." Municipal Obligations backed only by the assets and revenues of non-governmental users may be deemed to be issued by the non-governmental users, and would be subject to the Portfolio's 25% industry limitation.

     The Portfolio may invest more than 25% of its total assets in a broad segment of the Municipal Obligations market, such as revenue obligations of hospitals and

Greenwich Street California Municipal Fund Inc.

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Investment Objective and Management Policies (continued)
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other health care facilities, housing agency revenue obligations, or airport revenue obligations, if the Investment Manager determines that the yields available from obligations in a particular segment of the market justify the additional risks associated with a large investment in the segment. Although these Municipal Obligations could be supported by the credit of governmental users, or by the credit of non-governmental users engaged in a number of industries, economic, business, political and other developments generally affecting the revenues of the users (for example, proposed legislation or pending court decisions affecting the financing of projects and market factors affecting the demand for their services or products) may have a general adverse effect on all municipal securities in such a market segment.

     From time to time, the Portfolio's investments include securities as to which the Portfolio, by itself or together with other funds or accounts managed by the Investment Manager, holds a major portion or all of an issue of Municipal Obligations. Because relatively few potential purchasers may by available for these investments and, in some cases, contractual restrictions may apply on resales, the Portfolio may find it more difficult to sell these securities at a time when the Investment Manager believes it is advisable to do so.

     MUNICIPAL OBLIGATIONS

     Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations bear fixed, floating and variable rates of interest, and variations exist in the security of Municipal Obligations, both within a particular classification and between classifications.

     The yields on, and values of, Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligation markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, Municipal Obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value. See "Risk Factors and Special Considerations--Municipal Obligations."


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Investment Objective and Management Policies (continued)
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     Issuers of Municipal Obligations may be subject to the provisions of bankruptcy, insolvency and other laws, such as the Federal Bankruptcy Reform Act of 1978, affecting the rights and remedies of creditors. In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

     QUALITY STANDARDS

     The Portfolio typically purchases Municipal Obligations if the Investment Manager believes that the yield of the obligation is sufficiently attractive in light of the risks of ownership of the obligation. In determining whether the Portfolio should invest in particular Municipal Obligations, the Investment Manager will consider factors such as: the price, coupon and yield to maturity of the obligations; the Investment Manager's assessment of the credit quality of the issuer of the obligations; the issuer's available cash flow and the related coverage ratios; the property, if any, securing the obligations; and the terms of the obligations, including subordination, default, sinking fund and early redemption provisions. The Investment Manager will also review the ratings, if any, assigned to the securities by Moody's, S&P, Fitch or another nationally recognized rating agency.

     The Portfolio will invest at least 80% of its total assets in Municipal Obligations rated investment grade, that is, rated no lower than Baa, MIG 3 or Prime-1 by Moody's, BBB, SP-2 or A-1 by S&P or BBB or F-1 by Fitch. Up to 20% of the Portfolio's total assets may be invested in unrated securities that are deemed by the Investment Manager to be of a quality comparable to investment grade. The Portfolio will not invest in Municipal Obligations that are rated lower than Baa by Moody's, BBB by S&P or BBB by Fitch, at the time of purchase. Although Municipal Obligations rated Baa by Moody's, BBB by S& P or BBB by Fitch are considered to be investment grade, they may be subject to greater risks than other higher rated investment grade securities. Municipal Obligations rated Baa by Moody's, for example, are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics as well. Municipal Obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest. Municipal Obligations rated BBB by Fitch are deemed to be subject to a higher likelihood that their rating will fall below investment grade than higher rated bonds.


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Investment Objective and Management Policies (continued)
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     The ratings of agencies such as Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations that they undertake to rate; the ratings are relative and subjective and are not absolute standards of quality. The Investment Manager's judgment as to the credit quality of a Municipal Obligation, thus, may differ from that suggested by the ratings published by a rating service. A description of Moody's, S&P and Fitch ratings relevant to the Portfolio's investments is included as Appendix A to this Prospectus. The policies of the Portfolio described above as to ratings of investments will apply only at the time of the purchase of a security, and the Portfolio will not be required to dispose of a security in the event Moody's, S&P or Fitch downgrades its assessment of the credit characteristics of the security's issuer.

     PRIVATE ACTIVITY BONDS

     The Portfolio may invest without limit in Municipal Obligations that are tax-exempt "private activity bonds," as defined in the Code, which are in most cases revenue bonds. Private activity bonds generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a federal alternative minimum tax to the extent that the Portfolio's dividends are derived from interest on these bonds. Dividends derived from interest income on Municipal Obligations are a "current earnings" adjustment item for purposes of the federal corporate alternative minimum tax. See "Taxation." Private activity bonds held by the Portfolio will be included in the term Municipal Obligations for purposes of determining compliance with the Portfolio's policy of investing at least 80% of its total assets in Municipal Obligations.

     TYPES OF MUNICIPAL OBLIGATIONS HELD BY THE PORTFOLIO

     Municipal Leases. Among the Municipal Obligations in which the Portfolio may invest are municipal leases, which may take the form of a lease or an installment purchase or conditional sales contract to acquire a wide variety of equipment and facilities. Interest payments on qualifying municipal leases are exempt from federal income taxes and state income taxes within the state of issuance. The Portfolio may invest in municipal leases containing "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated


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Investment Objective and Management Policies (continued)
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for the purpose by the applicable legislative body on a yearly or other periodic basis.

     Municipal leases that the Portfolio may acquire will be both rated and unrated. Rated leases that may be held by the Portfolio include those rated investment grade at the time of investment (that is, rated no lower than Baa by Moody's, BBB by S&P or BBB by Fitch). The Portfolio may acquire unrated issues that the Investment Manager deems to be comparable in quality to rated issues in which the Portfolio is authorized to invest. A determination by the Investment Manager that an unrated lease obligation is comparable in quality to a rated lease obligation will be made on the basis of, among other things, a consideration of whether the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality. In addition, all such determinations made by the Investment Manager will be subject to oversight and approval by the Portfolio's Board of Directors.

     Municipal leases held by the Portfolio are considered illiquid securities unless the Portfolio's Board of Directors determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by the Investment Manager to be of high quality and minimal credit risk will not be deemed to be illiquid solely because the underlying municipal lease is unrated, if the Investment Manager determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.

     Municipal leases are subject to special risks described below under "Risk Factors and Special Considerations." To limit those risks, the Portfolio will invest no more than 5% of its total assets in lease obligations that contain non-appropriation clauses and will only purchase a non-appropriation lease obligation with respect to which (1) the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality, (2) the lease payments will begin to amortize the principal balance due at an early date, resulting in an average life of five years or less for the lease obligation, (3) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment or other property if lease payments are not appropriated, (4) the lease obligor has maintained good market acceptability in the past, (5) the investment is of a size that will be attractive to institutional investors and (6) the underlying leased equipment or other property has elements of portability and/or use that enhance its marketability in the event that foreclosure on the underlying equipment or other property were ever required.


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Investment Objective and Management Policies (continued)
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     Zero Coupon Securities. The Portfolio may invest its assets in zero coupon
Municipal Obligations. Zero coupon Municipal Obligations are generally divided into two categories: Pure Zero Obligations, which are those that pay no interest for their entire life, and Zero/Fixed Obligations, which pay no interest for some initial period and thereafter pay interest currently. In the case of a Pure Zero Obligation, the failure to pay interest currently may result from the obligation's having no stated interest rate, in which case the obligation pays only principal at maturity and is issued at a discount from its stated principal amount. A Pure Zero Obligation may, in the alternative, specify a stated interest rate, but provide that no interest is payable until maturity, in which case accrued unpaid interest on the obligation may be capitalized as incremental principal. The value to the investor of a zero coupon Municipal Obligation consists of the economic accretion either of the difference between the purchase price and the nominal principal amount (if no interest is stated to accrue) or of accrued, unpaid interest during the Municipal Obligation's life or payment deferral period.


     Custodial Receipts. The Portfolio may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain Municipal Obligations. The underwriter of these certificates or receipts typically purchases Municipal Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon Municipal Obligations described above. Although under the terms of a custodial receipt, the Portfolio would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Portfolio could be required to assert through the custodian bank those rights as may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, the Portfolio may be subject to delays, expenses and risks that are greater than those that would have been involved if the Portfolio had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

     Municipal Obligation Components. The Portfolio may invest in Municipal Obligations, the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate.


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Investment Objective and Management Policies (continued)
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Typically, the first of the components (the "Auction Component") pays an interest rate that is reset periodically through an auction process, whereas the second of the components (the "Residual Component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the Municipal Obligation and the auction rate paid on the Auction Component. The Portfolio may purchase both Auction and Residual Components.

     Because the interest rate paid to holders of Residual Components, which are also sometimes referred to as "inverse floaters," is generally determined by subtracting the interest rate paid to the holders of Auction Components from a fixed amount, the interest rate paid to Residual Component holders will decrease as the Auction Component's rate increases and increase as the Auction Component's rate decreases. Moreover, the extent of the increases and decreases in market value of Residual Components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate Municipal Obligation having similar credit quality, redemption provisions and maturity.

     Floating and Variable Rate Instruments. The Portfolio may purchase floating and variable rate demand notes and bonds, which are Municipal Obligations normally having a stated maturity in excess of one year, but which permit their holder to demand payment of principal at any time, or at specified intervals. The issuer of floating and variable rate demand obligations normally has a corresponding right, after a given period, to prepay at its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders of the obligations. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time that rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals. Frequently, floating and variable rate obligations are secured by letters of credit or other credit support arrangements provided by banks. Use of letters of credit or other credit support arrangements will not adversely affect the tax-exempt status of these obligations. Because they are direct lending arrangements between the lender and borrower, floating and variable rate obligations will generally not be traded. In addition, no secondary market generally exists for these obligations, although their holders may demand their payment at face value. For these reasons, when floating and variable rate obligations held by the Portfolio are not secured by letters of credit or other credit support arrangements, the Portfolio's right to demand payment is dependent on the ability of the borrower to pay principal and interest on demand. The Investment Manager, on behalf of the Portfolio, will consider, on an ongoing basis, the creditworthiness of the issuers of floating and variable rate demand


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Investment Objective and Management Policies (continued)
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obligations held by the Portfolio. To the extent the Portfolio holds certain floating and variable rate demand obligations or Auction Components, the Portfolio may not, under certain market conditions, be fully achieving its investment objective.

     Participation Interests. The Portfolio may purchase from financial institutions tax-exempt participation interests in Municipal Obligations. A participation interest gives the Portfolio an undivided interest in the Municipal Obligation in the proportion that the Portfolio's participation interest bears to the total amount of the Municipal Obligation. These instruments may have floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the portfolio's Board of Directors has determined meets certain quality standards or the payment obligation otherwise will be collateralized by obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities ("U.S. Government securities"). The portfolio will have the right, with respect to certain participation interests, to demand payment, on a specified number of days' notice, for all or any part of the Portfolio's interest in the Municipal Obligation, plus accrued interest. The Portfolio intends to exercise its right with respect to these instruments to demand payment only upon a default under the terms of the Municipal Obligation or to maintain or improve the quality of the instruments it holds. In addition, the Portfolio will invest no more than 5% of its total assets in participation interests.

     TAXABLE INVESTMENTS

     Under normal conditions, the Portfolio may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments"). In addition, the Portfolio may take a temporary defensive posture and invest without limitation in short-term Municipal Obligations and Taxable Investments, upon a determination by the Investment Manager that market conditions warrant such a posture. To the extent the Portfolio holds Taxable Investments, the Portfolio will not be pursuing its investment objective.

     Money market instruments in which the Portfolio may invest include: U.S. Government securities; tax-exempt notes of municipal issuers rated, at the time of purchase, no lower than MIG 1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated, by issuers having outstanding, unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch or the equivalent from another nationally


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Investment Objective and Management Policies (continued)
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recognized rating agency or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the Portfolio's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

     U.S. Government securities in which the Portfolio may invest include direct obligations of the United States and obligations issued by U.S. Government agencies and instrumentalities. Included among direct obligations of the United States are Treasury Bills, Treasury Notes and Treasury Bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. Government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

     The Portfolio may enter into repurchase agreement transactions with member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the portfolio would acquire an underlying debt obligation for a relatively short period subject to an obligation of the seller to repurchase, and the Portfolio to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the portfolio's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Portfolio's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.

     The value of the securities underlying a repurchase agreement of the Portfolio will be monitored on an ongoing basis by the Investment Manager to ensure that the value is at least equal at all times to the total amount of the repurchase obligation, including interest. The Investment Manager will also monitor, on an ongoing basis to evaluate potential risks, the creditworthiness of the banks and dealers with which the Portfolio enters into repurchase agreements.


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Investment Objective and Management Policies (continued)
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     INVESTMENT TECHNIQUES

     The Portfolio may employ, among others, the investment techniques described below, which may give rise to taxable income:

     When-Issued and Delayed Delivery Securities. The Portfolio may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Portfolio prior to the actual delivery or payment by the other party to the transaction. The Portfolio will not accrue income with respect to a when-issued or delayed delivery security prior to its stated delivery date. The Portfolio will establish with PNC Bank a segregated account consisting of cash, U.S. Government securities, or other liquid high grade debt obligations, in an amount equal to the amount of the Portfolio's when-issued and delayed delivery purchase commitments. Placing securities rather than cash in the segregated account may have a leveraging effect on the Portfolio's net asset value per share; that is, to the extent that the Portfolio remains substantially fully invested in securities at the same time that it has committed to purchase securities on a when-issued or delayed delivery basis, greater fluctuations in its net asset value per share may occur than if it had set aside cash to satisfy its purchase commitments.

     Stand-By Commitments. The Portfolio may acquire "stand-by commitments" with respect to Municipal Obligations it holds. Under a stand-by commitment, which resembles a put option, a broker, dealer or bank is obligated to repurchase at the Portfolio's option specified securities at a specified price. Each exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Portfolio will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes. The Portfolio anticipates that stand-by commitments will be available from brokers, dealers and banks without the payment of any direct or indirect consideration. The Portfolio may pay for stand-by commitments if payment is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing the obligation's yield to investors.

     Financial Futures and Options Transactions. To hedge against a decline in the value of Municipal Obligations it owns or an increase in the price of Municipal Obligations it proposes to purchase, the Portfolio may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a U.S. exchange or board of trade. The futures contracts or options on futures


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Greenwich Street California Municipal Fund Inc.

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Investment Objective and Management Policies (continued)
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contracts that may be entered into by the Portfolio will be restricted to those that are either based on an index of Municipal Obligations or relate to debt securities the prices of which are anticipated by the Investment Manager to correlate with the prices of the Municipal Obligations owned or to be purchased by the Portfolio.

     In entering into a financial futures contract, the Portfolio will be required to deposit with the broker through which it undertakes the transaction an amount of cash or cash equivalents equal to approximately 5% of the contract amount. This amount, which is known as "initial margin," is subject to change by the exchange or board of trade on which the contract is traded, and members of the exchange or board of trade may charge a higher amount. Initial margin is in the nature of a performance bond or good faith deposit on the contract that is returned to the Portfolio upon termination of the futures contract, assuming all contractual obligations have been satisfied. In accordance with a process known as "marking-to-market," subsequent payments, known as "variation margin," to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable. At any time prior to the expiration of a futures contract, the Portfolio may elect to close the position by taking an opposite position, which will operate to terminate the Portfolio's existing position in the contract.

     A financial futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specified property at a specified price, date, time and place. Unlike the direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in the financial futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily, and that change would be reflected in the net asset value of the Portfolio.

     Regulations of the Commodity Futures Trading Commission applicable to the Portfolio require that its transactions in financial futures contracts and options on financial futures contracts be engaged in for bona fide hedging purposes or other permitted purposes, and that no such transactions may be entered into by the


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Investment Objective and Management Policies (continued)
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Portfolio if the aggregate initial margin deposits and premiums paid by the
Portfolio exceed 5% of the market value of its assets. In addition, the Portfolio will, with respect to its purchases of financial futures contracts, establish a segregated account consisting of cash or cash equivalents in an amount equal to the total market value of the futures contracts, less the amount of initial margin on deposit for the contracts. The Portfolio's ability to trade in financial futures contracts and options on financial futures contracts may be limited to some extent by the requirements of the Code applicable to a regulated investment company that are described below under "Taxation."

     Lending Securities. The Portfolio is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager, including Smith Barney, unless the Portfolio applies for and receives specific authority to do so from the Securities and Exchange Commission (the "SEC"). Loans of the Portfolio's securities, if and when made, may not exceed 3311/43 % of the Portfolio's assets taken at value. The Portfolio's loans of securities will be collateralized by cash, letters of credit or U.S. Government securities that will be maintained at all times in a segregated account with PNC Bank in an amount equal to the current market value of the loaned securities. From time to time, the Portfolio may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Portfolio and that is acting as a "finder."

     By lending its securities, the Portfolio can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest (which is taxable to shareholders as ordinary income) paid by the borrower when U.S. Government securities are used as collateral. The Portfolio will adhere to the following conditions whenever it lends its securities: (1) the Portfolio must receive at least 100% cash collateral or equivalent securities from the borrower which amount of collateral will be maintained by daily marking to market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Portfolio must able to terminate the loan any time; (4) the Portfolio must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Portfolio may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the Portfolio's Board of Directors must terminate the loan and retain the Portfolio's right to vote the securities.


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Investment Objective and Management Policies (continued)
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     RISK FACTORS AND SPECIAL CONSIDERATIONS

     Investment in the Portfolio involves risk factors and special considerations, such as those described below:

     Municipal Obligations. Substantially all of the Portfolio's total assets will be invested, under normal market conditions, in Municipal Obligations rated investment grade at the time of investment. Market rates of interest available with respect to Municipal Obligations generally may be lower than those available with respect to taxable securities, although the differences may be wholly or partially offset by the effects of federal income tax on income derived from taxable securities. The amount of available information about the financial condition of issuers of Municipal Obligations may be less extensive than that for corporate issuers with publicly traded securities, and the market for Municipal Obligations may be less liquid than the market for corporate debt obligations. Municipal Obligations in which the Portfolio may invest include special obligation bonds, lease obligations, participation certificates and variable rate instruments. The market for these Municipal Obligations may be less liquid than the market for general obligation Municipal Obligations. Although the Portfolio's policy is generally to hold Municipal Obligations until their maturity, the relative illiquidity of some of the Portfolio's securities may adversely affect the ability of the Portfolio to dispose of the securities in a timely manner and at a fair price. The market for less liquid securities tends to be more volatile than the market for more liquid securities and market values of relatively illiquid securities may be more susceptible to change as a result of adverse publicity and investor perceptions than are the market values of more liquid securities. Although the issuer of certain Municipal Obligations may be obligated to redeem the obligations at face value, redemption could result in capital losses to the Portfolio to the extent that the Municipal Obligations were purchased by the Portfolio at a premium to face value.

     Although the Municipal Obligations in which the Portfolio may invest are, at the time of investment, rated investment grade, municipal securities, like other debt obligations, are subject to the risk of non-payment by their issuers. The ability of issuers of Municipal Obligations to make timely payments of interest and principal may be adversely affected in general economic downturns and as relative governmental cost burdens are allocated and reallocated among federal, state and local governmental units. Non-payment by an issuer would result in a reduction of income to the Portfolio, and could result in a reduction in the value of the Municipal Obligations experiencing non-payment and a potential decrease in the net asset value of the Portfolio.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

     Issuers of Municipal Obligations may from time to time seek protection under federal bankruptcy laws. In the event of bankruptcy of an issuer of a Municipal Obligation it holds, the Portfolio could experience delays and limitations with respect to the collection of principal and interest on the obligation, and the Portfolio may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Portfolio may take possession of and manage the assets securing the issuer's obligations on the securities, which may increase the Portfolio's operating expenses and adversely affect the net asset value of the Portfolio. Any income derived from the Portfolio's ownership or operation of these assets may not be tax-exempt. In addition, the Portfolio's intention to qualify as a regulated investment company under the Code may limit the extent to which the Portfolio may exercise its rights by taking possession of the assets, because as a regulated investment company the Portfolio is subject to certain limitations on its investments and on the nature of its income. See "Taxation."

     Opinions relating to the validity of Municipal Obligations and to the exemption of interest on them from federal income taxes are rendered by bond counsel to the respective issuers at the time of issuance. Neither the Portfolio nor the Investment Manager reviews the procedures relating to the issuance of Municipal Obligations or the basis for opinions of counsel.

     The Investment Manager values the Portfolio's investments pursuant to guidelines adopted and periodically reviewed by the Portfolio's Board of Directors. To the extent that no established retail market exists for some of the securities in which the Portfolio may invest, trading in the securities may be relatively inactive and the ability of the Investment Manager to value the securities accurately may be adversely affected. During periods of reduced market liquidity and in the absence of readily available market quotations for Municipal Obligations held by the Portfolio, the responsibility of the Investment Manager to value the Portfolio's securities will become more difficult. The Investment Manager's judgment may play a greater role in the valuation of the Portfolio's securities as a result of the reduced availability of reliable objective data. To the extent that the Portfolio invests in illiquid securities and securities that are restricted as to resale, the Portfolio may incur additional risks and costs. The sale of illiquid and restricted securities is particularly difficult.

     The net asset value of the Common Stock will change when the value of the Portfolio's securities changes. Because the Portfolio invests primarily in fixed income securities, the net asset value of the Common Stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the Portfolio can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the Portfolio can be expected

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

to increase. The value of the fixed-income securities held by the Portfolio, and thus the Portfolio's net asset value, may also be affected by other economic, market and credit factors.

     Special Considerations Relating to California Obligations. The Portfolio's concentration in California obligations involves certain additional risks that should be considered carefully by investors. Certain California constitutional amendments, legislative measures, executive orders, administrative regulations, court decisions and voter initiatives could result in certain adverse consequences affecting California obligations. In particular, there are risks resulting from certain amendments to the California Constitution and other statutes that limit the taxing and spending authority of California governmental entities, and these may have the effect of impairing the ability of certain issuers of California obligations to pay principal and interest on their obligations.

     The following information is a summary of special factors affecting California obligations. It does not purport to be a complete description and is based on information from statements relating to securities offerings of California issuers.


     Beginning in the 1990-91 fiscal year, California (the "State") has faced the worst economic, fiscal and budget conditions since the 1930s. The State was adversely affected by the national recession and the cutbacks in aerospace and defense spending, both of which have had a severe impact on the economy in Southern California. Job losses were the worst of any post-war recession and have been estimated to exceed 800,000.

     The recession has seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State has also faced a structural imbalance in its budget with the largest programs supported by the General Fund -- K-12 schools and community colleges, health, welfare and corrections -- growing at rates higher than the growth rates for the principal revenue sources of the General Fund. (The General Fund, the State's main operating fund, consists of revenues which are not required to be credited to any other fund.) The State experienced recurring budget deficits. The State Controller reported that expenditures exceeded revenues for four of the six fiscal years ending with 1992-93, and were essentially equal in 1993-94. According to the Department of Finance, the State suffered a continuing budget deficit of approximately $2.8 billion in the Special Fund for Economic Uncertainties. (Special Funds account for revenues obtained from specific revenue sources, and which are legally restricted to expenditures for specified purposes.) The 1993-94 Budget Act incorporated a Deficit Reduction Plan

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------


to repay this deficit over two years. The original budget for 1993-94 reflected revenues which exceeded expenditures by approximately $2.8 billion. As a result of continuing recession, the excess of revenues over expenditures for the 1993-94 fiscal year was less than $300 million. The accumulated budget deficit at June 30, 1994 was not able to be retired by June 30, 1995 as planned. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95. The accumulated budget deficits over the past several years, together with expenditures for school funding which have not been reflected in the budget, and the reduction of available internal borrowable funds, have combined to significantly deplete the State's cash resources to pay its ongoing expenses. In order to meet its cash needs, the State has had to rely for several years on a series of external borrowings, including borrowings past the end of a fiscal year. At the end of its 1995-96 fiscal year, however, the State did not borrow moneys into the subsequent fiscal year.

     Since the severe recession, California's economy has been recovering. Employment has grown by over 500,000 in 1994 and 1995, and the prerecession level of total employment is expected to be matched by early 1996. The strongest growth has been in export-related industries, business services, electronics, entertainment and tourism, all of which have offset the recession-related losses which were heaviest in aerospace and defense-related industries (accounting for approximately two-thirds of the job losses), finance and insurance. Residential housing construction, with new permits for under 100,000 annual new units issued in 1994 and 1995, is weaker than in previous recoveries, but has been growing slowly since 1993.

     Sectors which are now contributing to California's recovery include construction and related manufacturing, wholesale and retail trade, transportation and several service industries such as amusements and recreation, business services, and management consulting. Electronics is showing modest growth and the rate of decline in aerospace manufacturing is slowly diminishing. As a result of these factors, average 1994 non-farm employment exceeded expectations and grew beyond 1993 levels.

     Many California counties continue to be under severe fiscal stress. Such stress has impacted smaller, rural counties and larger urban counties such as Los Angeles, and Orange County, which declared bankruptcy in 1994. Orange County has implemented significant reductions in services and personnel, and continues to face fiscal constraints in the aftermath of its bankruptcy.



     By June 30, 1994, the General Fund had an accumulated deficit, on a budgeted basis, of approximately $2 billion. In addition, the accumulated budget deficits over

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

the past several years had exhausted the State's available cash reserves and resources. In July and August, 1994, the State was required to issue a total of $7 billion of short-term revenue anticipation warrants to fund, in part, the State's cash flow management needs for the 1994-95 fiscal year. The current budget recognizes that the accumulated deficit cannot be repaid in one year. The budget forecasts levels of revenues and expenditures which will result in operating surpluses in both 1994-95 and 1995-96, leading to the elimination of the accumulated budget deficit by June 30, 1996.


     The 1995-96 Budget Act, signed by the Governor on August 3, 1995, projects General Fund revenues and transfers of $44.1 billion, about $2.2 billion higher than projected revenues in 1994-95. The Budget Act projects Special Fund revenues of $12.7 billion, an increase from $12.1 billion projected in 1994-95. The 1996-97 Budget Act was signed by the Governor on July 15, 1996, and projected General Fund revenues and transfers of approximately $47.64 billion and General Fund expenditures of approximately $47.25 billion. The Governor vetoed about $82 million of appropriations (both General Fund and Special Fund) and the State has implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on or before June 30, 1997. The 1996-97 Budget Act appropriated a budget reserve in the Special Fund for Economic Uncertainties af $305 million, as of June 30, 1997. The Department of Finance projects that, on June 30, 1997, the State's available internal borrowable (cash) resources will be approximately $2.9 billion, after payment of all obligations due by that date, so that no cross-fiscal year borrowing will be needed.

     The State Legislature rejected the Governor's proposed 15% cut in personal income taxes (to be phased over three years), but did approve a 5% cut in bank and corporation taxes, to be effective for income years starting on June 1, 1997. As a result, revenues for the Fiscal Year will be an estimated $550 million higher than projected in the May Revision to the 1996-97 Budget, and are now estimated to total $47.643 billion, a 3.3 percent increase over the final estimated 1995-96 revenues. Special Fund revenues are estimated to be $13.3 billion.


     The State is subject to an annual appropriations limit imposed by Article XIIIB of the State Constitution (the "Appropriations Limit"), and is prohibited from spending "appropriations subject to limitation" in excess of the Appropriations Limit. Article XIIIB, originally adopted in 1979, was modified substantially by Propositions 98 and 111 in 1988 and 1990, respectively. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed the reasonable cost of providing the regulation, product or service. The Appropriations Limit is based on

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes received over such two-year period above the combined Appropriations Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

     Exempted from the Appropriations Limit are debt service costs of certain bonds, court or federally mandated costs, and, pursuant to Proposition 111, qualified capital outlay projects and appropriations or revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels. Some recent initiatives were structured to create new tax revenues dedicated to specific uses and expressly exempted from the Article XIIIB limits. The Appropriations Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-thirds of the Legislature. If not so declared and approved, the Appropriations Limit for the next three years must be reduced by the amount of the excess.

     Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be transferred to schools and community college districts instead of returned to the taxpayers. Determination of the minimum level of funding is based on several tests set forth in Proposition 98.

     Because of the complexities of Article XIIIB, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, it is not currently possible to predict with any confidence the impact of this or related legislation on the California obligations in the Portfolio. Other Constitutional amendments affecting state and local taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent the Article XIIIB spending limit would restrain the State's ability to fund such other programs by raising taxes.


     As of July 1, 1996, the State had over $18.20 billion aggregate amount of its general obligation bonds outstanding. General obligation bond authorizations in the aggregate amount of approximately $4.31 billion remain unissued as of July 1, 1996. The State also builds and acquires capital facilities through the use of lease purchase borrowing. As of July 1,

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------


1996, the State had approximately $5.85 billion of outstanding Lease-Purchase Debt.

     In addition to the general obligation bonds, State agencies and authorities had approximately $20.77 billion aggregate principal amount of revenue bonds and notes outstanding as of June 30, 1996. Revenue bonds represent both obligations payable from State revenue-producing enterprises and projects which are not payable from the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by such revenue bonds. Such enterprises and projects include transportation projects, various public works and exposition projects, education facilities (including the California State University and University of California systems), housing health facilities and pollution control facilities.

     The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State, might require the State to make significant future expenditure or impair future revenue sources. Examples of such cases include challenges to certain vehicle license fees, and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve challenges of payments of wages under the Fair Labor Standards Act, the method of determining gross insurance premiums involving health insurance, property tax challenges, challenges of transfer of moneys from State Treasury Special Fund accounts to the State's General Fund pursuant to 1991, 1992, 1993 and 1994 Budget Acts. Because of the prospective nature of such proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service on its obligations.

     During 1996, the ratings of California's general obligation bonds was upgraded by the following rating agencies. Recently Standard & Poor's Ratings Group upgraded its rating of such debt to A+; the same rating has been assigned to such debt by Fitch Investor Service. Moody's Investors Service has assigned such debt an A1 rating. Any explanation of the significance of such ratings may be obtained only from the rating agency furnishing such ratings. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely if, in the judgment of the particular rating agency, circumstances so warrant.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

     Potential Legislation. In past years, the U.S. Government has enacted various laws that have restricted or diminished the income tax exemption on various types of Municipal Obligations and may enact other similar laws in the future. If any such laws are enacted that would reduce the availability of Municipal Obligations for investment by the Portfolio so as to affect the Portfolio's shareholders adversely, the Portfolio's Board of Directors will reevaluate the Portfolio's investment objective and management policies and might submit possible changes in the Portfolio's structure to the shareholders for their consideration. If legislation was enacted that would treat a type of Municipal Obligation as taxable for federal income tax purposes, the Portfolio would treat the security as a permissible Taxable Investment within the applicable limits described in this Prospectus.

     Unrated Securities. The Portfolio may invest in unrated securities that the Investment Manager determines to be of comparable quality to the rated securities in which the Portfolio may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of them may not exist. As a result, the Portfolio's ability to sell these securities when the Investment Manager deems it appropriate may be diminished.

     Municipal Leases. Municipal leases in which the Portfolio may invest have special risks not normally associated with Municipal Obligations. These obligations frequently contain non-appropriation clauses that provide that the governmental issuer of the obligation need not make future payments under the lease or contract unless money is appropriated for that purpose by a legislative body annually or on another periodic basis. Municipal leases have additional risks because they represent a type of financing that has not yet developed the depth of marketability generally associated with other Municipal Obligations. Moreover, although a municipal lease typically will be secured by financed equipment or facilities, the disposition of the equipment or facilities in the event of foreclosure might prove difficult. In addition, in certain instances the tax-exempt status of the municipal lease will not be subject to the legal opinion of a nationally recognized bond counsel, although in all cases the Investment Manager will require that a municipal lease purchased by the Portfolio be covered by a legal opinion to the effect that, as of the effective date of the municipal lease, the lease is the valid and binding obligation of the governmental issuer.

     Non-Publicly Traded Securities. As suggested above, the Portfolio may, from time to time, invest a portion of its assets in non-publicly traded Municipal Obligations. Non-publicly traded securities may be less liquid than publicly traded securities. Although non-publicly traded securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Portfolio.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

     Repurchase Agreements. By entering into a repurchase agreement, the Portfolio bears a risk of loss in the event that the other party to the transaction defaults on its Obligations and the Portfolio is delayed or prevented from exercising its rights to dispose of the underlying securities, including the risk of a possible decline in the value of the underlying securities during the period in which the Portfolio seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.

     When-Issued and Delayed Delivery Transactions. Securities purchased on a when-issued or delayed delivery basis may expose the Portfolio to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

     Financial Futures and Options. Although the Portfolio intends to enter into financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade only if an active market exists for those instruments, no assurance can be given that an active market will exist for them at any particular time. If closing a futures position in anticipation of adverse price movements is not possible, the Portfolio would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the Portfolio's investments being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between securities held by the Portfolio that are the subject of a hedging transaction and the futures or options used as a hedging device, the hedge may not be fully effective because, for example, losses on the securities held by the Portfolio may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the securities held by the Portfolio that were the subject of the hedge. In an effort to compensate for the imperfect correlation of movement in the price of the securities being hedged and movements in the price of futures contracts, the Portfolio may enter into financial futures contracts or options on financial futures contracts in a greater or lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the futures contract has been less or greater than that of the securities. This "over hedging" or "under hedging" may adversely affect the Portfolio's net investment results if market movements are not as anticipated when the hedge is established.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

     If the Portfolio has hedged against the possibility of an increase in interest rates adversely affecting the value of securities it holds and rates decrease instead, the Portfolio will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options positions. In addition, in those situations, if the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements on the futures contracts at a time when it may be disadvantageous to do so. These sales of securities may, but will not necessarily, be at increased prices that reflect the decline in interest rates.

     Non-Diversified Classification. Investment in the Portfolio, which is classified as a non-diversified fund under the 1940 Act, may present greater risks to investors than an investment in a diversified fund. The investment return on a non-diversified fund typically is dependent upon the performance of a smaller number of securities relative to the number of securities held in a diversified fund. The Portfolio's assumption of large positions in the obligations of a small number of issuers will affect the value of the securities it holds to a greater extent than that of a diversified fund in the event of changes in the financial condition, or in the market's assessment, of the issuers.

--------------------------------------------------------------------------------
Investment Restrictions
--------------------------------------------------------------------------------

     The Portfolio has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Portfolio's outstanding voting securities as defined in the 1940 Act. All percentage limitations included in the investment restrictions below apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations will not require the Portfolio to dispose of any security that it holds. Under its fundamental restrictions, the Portfolio may not:

     1. Borrow money, except for temporary or emergency purposes, or for clearance of transactions, and then only in amounts not exceeding 15% of its total assets (not including the amount borrowed) and as otherwise described in this Prospectus. When the Portfolio's borrowings exceed 5% of the value of its total assets, the Portfolio will not make any additional investments.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Investment Restrictions (continued)
--------------------------------------------------------------------------------

     2. Sell securities short or purchase securities on margin, except for short-term credits as are necessary for the clearance of transactions, but the Portfolio may make margin deposits in connection with transactions in options, futures and options on futures.

     3. Underwrite any issue of securities, except to the extent that the purchase of Municipal Obligations may be deemed to be an underwriting.

     4. Purchase, hold or deal in real estate or oil and gas interests, except that the Portfolio may invest in Municipal Obligations secured by real estate or interests in real estate.

     5. Invest in commodities, except that the Portfolio may enter into futures contracts, including those relating to indexes, and options on futures contracts or indexes, as described in this Prospectus.

     6. Lend any funds or other assets, except through purchasing Municipal Obligations or Taxable Investments, lending securities and entering into repurchase agreements consistent with the Portfolio's investment objective.

     7. Issue senior securities.

     8. Invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of U.S. Government securities.

     9. Make any investments for the purpose of exercising control or management of any company.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------

     The Common Stock is listed on the AMEX under the symbol "GCM." Smith Barney also intends to make a market in the Common Stock.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Share Price Data (continued)
--------------------------------------------------------------------------------

     The following table sets forth the high and low sales prices for the Portfolio's Common Stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period since inception.

                                                          AMEX
                          AMEX               NAV        Price at   NAV at
                          Price             Price       Quarter-  Quarter-    Premium
Three Months Ended        Range             Range         End       End      (Discount)
=======================================================================================
11/30/94*            $11.00-$ 12.00     $11.04-$12.00   $ 11.38    $11.34         .31%
 2/28/95              10.25-  11.75      11.37- 12.63     11.38     12.63       (9.94)
 5/31/95              11.00- 11.875      11.46- 13.19     11.50     13.19      (12.81)
 8/31/95              11.25- 12.125      12.50- 13.45     11.50     12.92      (10.99)
11/30/95              11.25-  12.00      12.83- 13.69     11.94     13.69      (12.80)

 2/29/96              11.625-12.125      13.58- 14.02    11.875     13.60      (12.68)
 5/31/96              11.625-12.375      12.85- 13.73    12.125     13.01       (6.80)
 8/31/96              11.375-12.875      12.82- 13.53    12.125     13.13       (7.65)
11/30/96              11.75-  12.75      13.08- 13.76    12.625     13.49       (6.41)
=======================================================================================

*    The Fund commenced operations on September 23, 1994.


     As of December 16, 1996, the price per share of Common Stock as quoted on the AMEX was $12.50, representing a 5.73% discount from the Common Stock's net asset value calculated on that day.


--------------------------------------------------------------------------------
Management of the Portfolio
--------------------------------------------------------------------------------

     DIRECTORS AND OFFICERS

     The business and affairs of the Portfolio, including the general supervision of the duties performed by the Investment Manager under the Investment Management Agreement, are the responsibility of the Portfolio's Board of Directors. The Directors and officers of the Portfolio, their addresses and their principal occupations for at least the past five years are set forth below:


                         Positions Held               Principal Occupations
Name and Address         with the Portfolio       During Past Five Years and Age
================================================================================
*+Heath B. McLendon      Chairman of the Board of   Managing Director of Smith
  388 Greenwich Street   Directors and Chief        Barney; Director of
  New York, NY 10013     Executive Officer          forty-two investment
                                                    companies associated with
                                                    Smith Barney; Chairman of
                                                    the Board of Smith Barney
                                                    Strategy Advisers Inc. and
                                                    Director and President of
                                                    SBMFM; prior to July, 1993,
                                                    Senior Executive Vice
                                                    President of Shearson
                                                    Lehman Brothers Inc.; Vice
                                                    Chairman of Shearson Asset
                                                    Management; 63.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------

                         Positions Held               Principal Occupations
Name and Address         with the Portfolio       During Past Five Years and Age
================================================================================

*+Jessica M. Bibliowicz  Director and President     Executive Vice President of
  388 Greenwich Street                              Smith Barney, Chairman of
  New York, NY 10013                                the Board of SBMFM; Director
                                                    of twelve investment
                                                    companies associated with
                                                    Smith Barney; President of
                                                    forty-two investment
                                                    companies associated with
                                                    Smith Barney. Prior to
                                                    January 1994, Director of
                                                    Sales and Marketing for
                                                    Prudential Mutual Funds.
                                                    Prior to September 1991,
                                                    First Vice President, Asset
                                                    Management Division of
                                                    Shearson Lehman Brothers,
                                                    Inc.; 37.

+Joseph H. Fleiss        Director                   Retired; Director of ten
 3849 Torrey Pines Blvd.                            investment companies
 Sarasota, FL 34238                                 associated with Smith
                                                    Barney; formerly Senior Vice
                                                    President of Citibank,
                                                    Manager of Citibank's Bond
                                                    Investment Portfolio and
                                                    Money Management Desk and a
                                                    Director of Citicorp
                                                    Securities Co., Inc.; 79.

+Donald R. Foley         Director                   Retired; Director of ten
 3668 Freshwater Drive                              investment companies
 Jupiter, FL 33477                                  associated with Smith
                                                    Barney. Formerly Vice
                                                    President of Edwin Bird
                                                    Wilson, Incorporated
                                                    (advertising); 74.

+Paul Hardin             Director                   Professor of Law at the
 60134 Davie Street                                 University of North Carolina
 Chapel Hill, NC 27599                              at Chapel Hill; Director of
                                                    twelve investment companies
                                                    associated with Smith
                                                    Barney. Director of The
                                                    Summit Bancorporation.
                                                    Formerly, Chancellor of the
                                                    University of North Carolina
                                                    at Chapel Hill; 65.

+Francis P. Martin       Director                   Practicing physician;
 2000 North Village Ave.                            Director of ten investment
 Rockville Centre, NY 11570                         companies associated with
                                                    Smith Barney; formerly
                                                    President of the Nassau
                                                    Physicians' Fund, Inc.; 72.

+Roderick C. Rasmussen   Director                   Investment Counselor;
 81 Mountain Road                                   Director of ten investment
 Verona, NJ 07044                                   companies associated with
                                                    Smith Barney. Formerly Vice
                                                    President of Dresdner and
                                                    Company Inc. (Investment
                                                    counselors); 70.

+John P. Toolan          Director                   Retired; Director of ten
 82 Druid Road                                      investment companies
 Summit, NJ 07901                                   associated with Smith
                                                    Barney; Director of John
                                                    Hancock Funds. Formerly,
                                                    Director and Chairman of
                                                    Smith Barney Trust Company,
                                                    Director of Smith Barney and
                                                    SBMFM. Prior to 1992, Senior
                                                    Executive Vice President and
                                                    Member of the Executive
                                                    Committee of Smith Barney;
                                                    66.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------

                         Positions Held               Principal Occupations
Name and Address         with the Portfolio       During Past Five Years and Age
================================================================================

+C. Richard Youngdahl    Director                   Retired; Director of ten
 339 River Drive                                    investment companies
 Tequesta, FL 33469                                 associated with Smith Barney
                                                    and member of the Board of
                                                    Directors of D.W. Rich &
                                                    Company, Inc. Formerly
                                                    Chairman of the Board of
                                                    Pensions Lutheran Church in
                                                    America; Chairman of the
                                                    Board and Chief Executive
                                                    Officer of Aubrey G. Lanston
                                                    & Co. (dealers in U.S.
                                                    Government securities) and
                                                    President of the Association
                                                    of Primary Dealers in U.S.
                                                    Government Securities; 81.

Lewis F. Daidone         Senior Vice President      Managing Director of Smith
388 Greenwich Street     and Treasurer              Barney, Senior Vice
New York, NY 10013                                  President and Treasurer of
                                                    other investment companies
                                                    associated with Smith
                                                    Barney; Director and Senior
                                                    Vice President of SBMFM, and
                                                    Senior Vice President of
                                                    Smith Barney Strategy
                                                    Advisers Inc.; 39.

Joseph P. Deane          Vice President             Managing Director of Smith
388 Greenwich Street     and Investment Officer     Barney and investment
New York, NY 10013                                  officer of other investment
                                                    companies associated with
                                                    Smith Barney; 49.

Thomas M. Reynolds       Controller and             Director of Smith Barney and
388 Greenwich Street     Assistant Secretary        Controller and Assistant
New York, NY 10013                                  Secretary of certain other
                                                    investment companies
                                                    associated with Smith
                                                    Barney; 36.

Christina T. Sydor       Secretary                  Managing Director of Smith
388 Greenwich Street                                Barney; Secretary of the
New York, NY 10013                                  other investment companies
                                                    associated with Smith
                                                    Barney; Secretary and
                                                    General Counsel of SBMFM;
                                                    45.

================================================================================
*    "Interested person" of the Portfolio as defined in the 1940 Act.


+ Director, trustee and/or general partner of other investment companies registered under the 1940 Act with which Smith Barney is affiliated.

     Fees for Directors who are not "interested persons" of the Portfolio and who are directors of a group of funds sponsored by Smith Barney are set at $42,000 per annum and are allocated based on relative net assets of each fund in the group. In addition, these Directors receive $100 per fund or portfolio for each day of Board meetings attended plus travel and out-of-pocket expenses incurred in connection with Board meetings. The Board meeting fees and out-of-pocket expenses are borne equally by each individual fund or portfolio in the group.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------

     The following table shows the compensation paid by the Portfolio to each incumbent Director for the Portfolio's fiscal year ended to August 31, 1996.

                               COMPENSATION TABLE

                                                                                 Total
                                      Pension or            Compensation        Number of
                                      Retirement           from Portfolio       Funds for
                       Aggregate     Benefits Accrued        and Fund         Which Director
                      Compensation     as part of            Complex          Serves Within
  Name of Person     from Portfolio  Portfolio Expenses   Paid to Directors   Fund Complex
  --------------     --------------  ------------------   ---------------     --------------
Jessica Bibliowicz*    $     0             $0               $        0             12

Joseph H. Fleiss       550.00+              0                35,450.00             10
Donald R. Foley        649.00+              0                38,050.00             10
Paul Hardin            548.00               0                72,600.00             12
Francis P. Martin      649.00+              0                58,300.00             10
Heath B. McLendon*          0               0                        0             42
Roderick C. Rasmussen  649.00               0                58,500.00             10
John P. Toolan         649.00+              0                58,500.00             10
C. Richard Youngdahl   549.00               0                55,700.00             10

----------
*    Designates an "interested director."


+ Pursuant to the Portfolio's deferred compensation plan, the indicated Directors have elected to defer the following payment of some or all of their compensation: Joseph H. Fleiss: $527.00, Donald R. Foley: $627.00, Francis P. Martin: $649.00, and John P. Toolan: $649.00.

     At the close of business on December 16, 1996, 3,569,847 shares of Common Stock or 97.58% of the Portfolio's total shares outstanding on that date were held in accounts, but not beneficially owned by, CEDE & Co., c/o Depository Trust Company, Box 20, Bowling Green Station, NY, NY 10004-9998. As of that date, the officers and Board members of the Portfolio beneficially owned less than 1% of the outstanding shares of the Portfolio.


     INVESTMENT MANAGER


     Greenwich Street Advisors, a division of SBMFM, (the "Investment Manager"), serves as the Portfolio's investment manager. The Investment Manager provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM was incorporated in 1968 and manages investment companies that had total assets in excess of $80 billion as of November 30, 1996, of which approximately $7.9 billion consisted of municipal bond portfolios. SBMFM is located at 388 Greenwich Street, New York, New York 10013.

     Subject to the supervision and direction of the Portfolio's Board of Directors, the Investment Manager manages the securities held by the Portfolio in accordance with the Portfolio's stated investment objectives and policies, makes investment

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------


decisions for the Portfolio, places orders to purchase and sell securities on behalf of the Portfolio and employs managers and securities analysts who provide research services to the Portfolio. SBMFM also provides certain administration services to the Portfolio, including overseeing the Portfolio's non-investment operations and its relations with other service providers and providing executive and other officers to the Portfolio. The Portfolio pays the Investment Manager a management fee for the services provided to the Portfolio, that is computed daily and paid monthly at the annual rate of 0.90% of the value of the Portfolio's average daily net assets, which is higher than the rates for similar services paid by other recently organized publicly offered, closed-end, management investment companies that have investment objectives and policies similar to those of the Portfolio. For the fiscal year ended August 31, 1996, the Portfolio paid $439,250 in management fees to SBMFM.

     Joseph P. Deane, Vice President and Investment Officer of the Portfolio, is primarily responsible for management of the Portfolio's assets. Mr. Deane is a Managing Director of Smith Barney and is the senior asset manager for seven other investment companies and other accounts investing in tax-exempt securities with aggregate assets of $4.58 billion as of November 30, 1996.


     The Investment Manager bears all expenses in connection with the performance of the services it provides to the Portfolio. The Portfolio will bear all other expenses to be incurred in its operation, including, but not limited to the costs incurred in connection with the Portfolio's organization; management fees; fees for necessary professional and brokerage services fees for any pricing service; the costs of regulatory compliance; the costs associated with maintaining the Portfolio's corporate existence; and costs of corresponding with the Portfolio's shareholders.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Securities Transactions and Turnover
--------------------------------------------------------------------------------

     GENERAL

     The Portfolio's securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which the Investment Manager determines that the best prices or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Portfolio for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly issued securities typically include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price.

     Transactions on behalf of the Portfolio are allocated to various dealers by the Investment Manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Investment Manager to supplement its own research and analysis with the views and information of other securities firms.

     Research services furnished by broker-dealers through which the Portfolio effects securities transactions may be used by the Investment Manager in managing other investment funds and accounts and conversely, research services furnished to the Investment Manager by broker-dealers in connection with other funds and accounts the Investment Manager advises may be used by the Investment Manager in advising the Portfolio. Although it is not possible to place a dollar value on these services, the Investment Manager is of the view that the receipt of the services should not reduce the overall costs of its research services.

     Investment decisions for the Portfolio are made independently from those of other investment companies or accounts managed by the Investment Manager. If those investment companies or accounts are prepared to invest in, or desire to dispose of, Municipal Obligations or Taxable Investments at the same time as the Portfolio, however, available investments or opportunities for sales will be allocated equitably to each client of the Investment Manager. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Portfolio or the price paid or received by the Portfolio.

     The Portfolio's Board of Directors will review periodically the commissions paid by the Portfolio to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Portfolio.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Securities Transactions and Turnover (continued)
--------------------------------------------------------------------------------

     The Portfolio may seek an exemptive order from the SEC permitting it to enter into principal transactions involving certain money market instruments with Smith Barney and certain Smith Barney-affiliated dealers; no assurance can be given that such an order will be sought or granted.

     TURNOVER

     The Portfolio cannot accurately predict its turnover rate, but anticipates that its annual turnover rate will not exceed 100%. The Portfolio's turnover rate is calculated by dividing the lesser of the Portfolio's sales or purchases of securities during a year (excluding any security the maturity of which at the time of acquisition is one year or less) by the average monthly value of the Portfolio's securities for the year. Higher turnover rates can result in corresponding increases in the Portfolio's transaction costs. The Portfolio will not consider turnover rate a limiting factor in making investment decisions consistent with its investment objective and policies.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
--------------------------------------------------------------------------------

     The Portfolio expects to pay monthly dividends of substantially all net investment income (that is, income (including its tax-exempt income and its accrued original issue discount income) other than net realized capital gains) to the holders of the Common Stock. Under the Portfolio's current policy, which may be changed at any time by its Board of Directors, the Portfolio's monthly dividends will be made at a level that reflects the past and projected performance of the Portfolio, which policy over time will result in the distribution of all net investment income of the Portfolio. Net income of the Portfolio consists of all interest income accrued on the Portfolio's assets less all expenses of the Portfolio. Expenses of the Portfolio are accrued each day. Net realized capital gains, if any, will be distributed to the shareholders at least once a year.

     Under the Portfolio's Dividend Reinvestment Plan (the "Plan"), a shareholder whose shares of Common Stock are registered in his own name will have all distributions from the Portfolio reinvested automatically by First Data as agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "Street Name") will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own Common Stock registered

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

in Street Name should consult their broker-dealers or other nominees for details regarding reinvestment. All distributions to Portfolio shareholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend-paying agent.

     If the Portfolio declares a dividend or capital gains distribution payable either in shares of Common Stock or in cash, shareholders who are not Plan participants will receive cash, and Plan participants will receive the equivalent amount in shares of Common Stock. When the market price of the Common Stock is equal to or exceeds the net asset value per share of the Common Stock on the date of valuation, Plan participants will be issued shares of Common Stock valued at the net asset value most recently determined as described below under "Net Asset Value" or, if net asset value is less than 95% of the then current market price of the Common Stock, then at 95% of the market value.


     If the market price of the Common Stock is less than the net asset value of the Common Stock, or if the Portfolio declares a dividend or capital gains distribution payable only in cash, a broker-dealer not affiliated with Smith Barney, as purchasing agent for Plan participants (the "the Purchase Agent"), will buy Common Stock in the open market, on the AMEX or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before the Purchasing Agent has completed its purchases, the market price exceeds the net asset value of the Common Stock, the average per share purchase price paid by the Purchasing Agent may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in Common Stock issued by the Portfolio at net asset value. First Data will apply all cash received as a dividend or capital gains distribution to purchase Common Stock on the open market as soon as practicable after the record date of the dividend or capital gains distribution (and may place orders to purchase Common Stock five business days in advance of the payment date), but in no event later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.


     First Data will maintain all shareholder accounts in the Plan and will furnish written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common Stock in the account of each Plan participant will be held by First Data in uncertificated form in the name of the Plan participant, and each shareholder's proxy will include those shares purchased pursuant to the Plan.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

     Plan participants are subject to no charge for reinvesting dividends and capital gains distributions. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Portfolio. No brokerage charges apply with respect to shares of Common Stock issued directly by the Portfolio as a result of dividends or capital gains distributions payable either in Common Stock or in cash. Each Plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to open market purchases made in connection with the reinvestment of dividends or capital gains distributions.

     Experience under the Plan may indicate that changes to it are desirable. The Portfolio reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by First Data, with the Portfolio's prior written consent, on at least 30 days' written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data Investor Services Group, One Exchange Place, Boston, Massachusetts 02109 or by telephone at 1-800-331-1710.

--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------

     The net asset value of shares of the Common Stock will be calculated as of the close of regular trading on the New York Stock Exchange (the "NYSE"), currently 4:00 p.m., New York time, on each day on which the NYSE is open for trading. The Portfolio reserves the right to cause its net asset value to be calculated on a less frequent basis as determined by the Portfolio's Board of Directors. For purposes of determining net asset value, futures contracts and options on futures contracts will be valued 15 minutes after the close of regular trading on the NYSE.

     Net asset value per share of Common Stock is calculated by dividing the value of the Portfolio's total assets less liabilities. In general, the Portfolio's investments will be valued at market value, or, in the absence of market value, at fair value as determined by or under the direction of the Portfolio's Board of Directors. Short-term investments that mature in 60 days or less are valued on the basis of amortized cost (which involves valuing an investment at its cost and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment) when the Board of Directors has determined that amortized cost represents fair value.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Net Asset Value (continued)
--------------------------------------------------------------------------------

     The valuation of the Portfolio's assets is made after consultation with an independent pricing service (the "Service") approved by the Portfolio's Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available, are carried at fair value as determined by the Service, based on methods that include consideration of: yields or prices of Municipal Obligations of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Portfolio under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Portfolio to do so.

--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------

     The discussion set out below of tax considerations generally affecting the Portfolio and its shareholders is intended to be only a summary and is not intended as a substitute for careful tax planning by prospective shareholders.

     TAXATION OF THE PORTFOLIO AND ITS INVESTMENTS

     The Portfolio has qualified and intends to continue to qualify each year as a "regulated investment company" under Subchapter M of the Code. In addition, the Portfolio intends to satisfy each year conditions contained in the Code that will enable interest from Municipal Obligations, excluded from gross income for federal income tax purposes with respect to the Portfolio, to retain that tax-exempt status when distributed to the shareholders of the Portfolio (that is, to be classified as "exempt-interest" dividends of the Portfolio).

     As a regulated investment company, the Portfolio pays no federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the Portfolio must, among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gains) and 90% of its tax-exempt net investment income

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

(reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures and forward contracts) derived with respect to the Portfolio's business of investing in securities; (3) derive less than 30% of its annual gross income from the sale or other disposition of securities, options, futures or forward contracts held for less than three months; and (4) diversify its holdings so that, at the end of each fiscal quarter of the Portfolio (a) at least 50% of the market value of the Portfolio's assets is represented by cash, U.S. Government securities and securities of other regulated investment companies, and other securities, with those other securities limited, with respect to any one issuer, to an amount no greater than 5% of the Portfolio's assets and (b) not more than 25% of the market value of the Portfolio's assets is invested in the securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies) or of two or more issuers that the Portfolio controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. In meeting these requirements, the Portfolio may be restricted in the selling of securities held by the Portfolio for less than three months and in the utilization of certain of the investment techniques described above under "Investment Objective and Management Policies--Investment Techniques." As a regulated investment company, the Portfolio is subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The Portfolio pays dividends and distributions necessary to avoid the application of this excise tax.

     Legislation currently pending before the U.S. Congress would repeal the requirement contained in Subchapter M of the Code that a regulated investment company must derive less than 30% of its gross income from the sale or other disposition of assets described above that are held for less than three months. It is unclear at this time whether this legislation will become law and, if it is so enacted, the form it will take.

     As described above, the Portfolio may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the Portfolio and, thus, will affect the amount of capital gains distributed to the Portfolio's shareholders.

     For federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the Portfolio may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule, gain or loss on Section 1256 Contracts is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the Portfolio and the amount of distributions taxable to a shareholder. Moreover, if the Portfolio invests in both Section 1256 Contracts and offsetting positions in those contracts, then the Portfolio might not be able to receive the benefit of certain realized losses for an indeterminate period of time. The Portfolio expects that its activities with respect to
Section 1256 Contracts and offsetting positions in those Contracts (1) will not cause it or its shareholders to be treated as receiving a materially greater amount of capital gains or distributions than actually realized or received and
(2) will permit it to use substantially all of its losses for the fiscal years in which the losses actually occur.


     TAXATION OF THE PORTFOLIO'S STOCKHOLDERS

     Dividends paid by the Portfolio, other than dividends from Taxable Investments and market discount on Municipal Obligations and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Management Policies--Investment Techniques," are derived from interest on Municipal Obligations and are exempt-interest dividends that may be excluded by shareholders from their gross income for federal income tax purposes if the Portfolio satisfies certain asset percentage requirements. Dividends paid from the Portfolio's net investment income and distributions of the Portfolio's net realized short-term capital gains are taxable to stockholders of the Portfolio as ordinary income, regardless of the length of time stockholders have held shares of Common Stock and whether the dividends or distributions are received in cash or reinvested in additional shares. As a general rule, a stockholder's gain or loss on a sale of his shares of Common Stock will be a long-term gain or loss if he has held his shares for more than one year and will be a short-term capital gain or loss if he has held his shares for one year or less. Dividends and distributions paid by the Portfolio do not qualify for the federal dividends-received deduction for corporations.


     In general, investors should recognize that the benefits of the exemption from state and local taxes, in addition to the exemption from federal taxes, necessarily limits the Portfolio's ability to diversify geographically.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

     EXEMPT-INTEREST DIVIDENDS

     Interest on indebtedness incurred by a shareholder to purchase or carry shares of Common Stock is not deductible for federal income tax purposes. If a shareholder receives exempt-interest dividends with respect to any share of Common Stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder, if he receives exempt-interest dividends, to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the Portfolio that represents income derived from private activity bonds held by the Portfolio may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the Portfolio's exempt-interest dividends may be excluded by shareholders from their gross income for federal income tax purposes (1) some or all of the Portfolio's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the federal individual and corporate alternative minimum taxes and
(2) the receipt of dividends and distributions from the Portfolio may affect a corporate shareholder's federal "environmental" tax liability. The receipt of dividends and distributions from the Portfolio may affect a foreign corporate shareholder's federal "branch profits" tax liability and the federal "excess net passive income" tax liability of a shareholder of an S corporation. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to a federal alternative minimum tax, the federal "environmental" tax, the federal "branch profits" tax, or the federal "excess net passive income" tax.

     TAX-EXEMPT INCOME VS. TAXABLE INCOME

     The tables set out in Appendix B to this Prospectus show individual taxpayers how to translate the tax savings from investments such as the Portfolio into an equivalent return from a taxable investment. The yields used in the tables are for illustration only and are not intended to represent current or future yields for the Portfolio, which may be higher or lower than those shown.

     DIVIDEND REINVESTMENT PLAN

     A shareholder of the Portfolio receiving dividends or distributions in additional shares pursuant to the Plan should be treated for federal income tax purposes as

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives, and should have a cost basis in the shares received equal to that amount.

     CALIFORNIA TAXATION

     California law relating to taxation of regulated investment companies and their shareholders was generally conformed to federal law effective January 1, 1993. In any year in which the Portfolio qualifies as a regulated investment company under the Code and is exempt from federal income tax, (i) the Portfolio will also be exempt from the California corporate income and franchise taxes to the extent it distributes its income and (ii) provided 50% or more of the value of the total assets of the Portfolio at the close of each quarter of its taxable year consists of "California obligations, the interest on which (when held by an individual) is exempt from personal income taxation under the laws of California, the Portfolio will be qualified under California law to pay exempt-interest dividends which will be exempt from the California personal income tax.

     Individual shareholders of the Portfolio who reside in California will not be subject to the California personal income tax on distributions received from the Portfolio which are exempt-interest dividends. The portion of any distribution constituting exempt-interest dividends is that (i) portion derived from California obligations and (ii) designated as such by the Portfolio. The total amount of exempt-interest dividends paid by the Portfolio to its shareholders with respect to any taxable year cannot exceed the amount of interest received by the Portfolio during such year on California obligations less any expenses and expenditures deemed to have been paid from such interest.

     Distributions from the Portfolio that are attributable to sources other than California obligations, generally will be taxable to such shareholders as ordinary income. In addition, distributions of short-term capital gains realized by the Portfolio will be taxable to the shareholders as ordinary income. Distributions of long-term capital gains will be taxable as such to the shareholders regardless of how long they held their shares. Any dividends paid to corporate shareholders subject to the California franchise tax will be taxed to such shareholders.

     Interest on indebtedness incurred or continued by shareholders to purchase or carry shares of the Portfolio will not be deductible for California personal income tax purposes. As a result of California's incorporation of certain provisions of the Code, a loss realized by a shareholder upon the sale of shares held for six months or less may be disallowed to the extent of any exempt-interest dividends received with

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

respect to such shares. Any loss realized upon the redemption of shares within 30 days before or after the acquisition of other shares of the same series may be disallowed under the "wash sale" rules. With respect to individual shareholders, California does not treat tax-exempt interest as a tax preference item for purposes of its alternative minimum tax. To the extent a corporate shareholder receives dividends which are exempt from California taxation, a portion of such dividends may be subject to the alternative minimum tax.

     STATEMENTS AND NOTICES

     Statements as to the tax status of the dividends and distributions received by shareholders of the Portfolio are mailed annually. These statements show the dollar amount of income excluded from federal income taxes and the dollar amount, if any, subject to federal income taxes. The statements will also designate the amount of exempt-interest dividends that are a specific preference item for purposes of the federal individual and corporate alternative minimum taxes. The Portfolio will notify shareholders annually as to the interest excluded from federal income taxes earned by the Portfolio with respect to those states and possessions in which the Portfolio has or had investments. The dollar amount of dividends paid by the Portfolio that is excluded from federal income taxation and the dollar amount of dividends paid by the Portfolio that is subject to federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the Portfolio. To the extent that the Portfolio earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its taxable net investment income bears to its total net investment income earned on that date. Therefore, the percentage of each day's dividend designated as taxable, if any, may vary from day to day.

     BACKUP WITHHOLDING

     If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of Common Stock. An individual's taxpayer identification number is his social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's federal income tax liability.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Description of Shares
--------------------------------------------------------------------------------

     The Portfolio was incorporated under the laws of the State of Maryland on July 8, 1994 pursuant to the Articles of Incorporation. The Articles of Incorporation authorize issuance of the Common Stock. The Articles of Incorporation provide that the Fund shall continue without limitation of time.

     COMMON STOCK


                                                                Amount
                                                              Outstanding
                                                          Exclusive of Shares
                                                       Held by Portfolio for its
                                     Amount Held           Own Account as of
                      Shares     by Portfolio for Its         December 16,
  Title of Class    Authorized       Own Account                 1996
================================================================================
Common Stock        500,000,000           0                   3,658,334


     No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus. All shares of Common Stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidation. Shares of Common Stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
--------------------------------------------------------------------------------

     Anti-Takeover Provisions

     The Portfolio's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Portfolio or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Portfolio. Commencing with the first annual meeting of shareholders, the Board of Directors will be divided into three classes. At the annual meeting of shareholders in each year thereafter, the term of one class will expire and each Director elected to the class will hold office for a term of three years. The classification of the Board of Directors in this manner could delay for up to two years the replacement of a majority of the Board. The Articles of Incorporation provide that the maximum number of Directors that may constitute the Portfolio's entire board is 12. A Director may be removed from office, or the

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation (continued)
--------------------------------------------------------------------------------

maximum number of Directors increased, only by vote of the holders of at least 75% of the shares of Common Stock entitled to be voted on the matter.

     The affirmative votes of at least 75% of the Directors and the holders of at least 75% of the shares of the Portfolio are required to authorize any of the following transactions (referred to individually as a "Business Combination"):
(1) a merger, consolidation or share exchange of the Portfolio with or into any other person (referred to individually as a "Reorganization Transaction"); (2) the issuance or transfer by the Portfolio (in one or a series of transactions in any 12-month period) of any securities of the Portfolio to any other person or entity for cash, securities or other property (or combination thereof) having an aggregate fair market value of $1,000,000 or more, excluding sales of securities of the Portfolio in connection with a public offering, issuances of securities of the Portfolio pursuant to a dividend reinvestment plan adopted by the Portfolio and issuances of securities of the Portfolio upon the exercise of any stock subscription rights distributed by the Portfolio; or (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Portfolio (in one or a series of transactions in any 12-month period) to or with any person of any assets of the Portfolio having an aggregate fair market value of $1,000,000 or more, except for transactions in securities effected by the Portfolio in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to: any proposal as to the voluntary liquidation or dissolution of the Portfolio or any amendment to the Portfolio's Articles of Incorporation to terminate its existence (referred to individually as "Termination Transaction"); and any shareholder proposal as to specific investment decisions made or to be made with respect to the Portfolio's assets.

     A 75% shareholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of at least 75% of the Continuing Directors (as defined below) or if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the Portfolio and various other requirements are satisfied. In such case, a majority of the votes entitled to be cast by shareholders of the Portfolio will be required to approve the transaction if it is a Reorganization Transaction or a Transfer Transaction that involves substantially all of the Portfolio's assets and no shareholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% shareholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least 75% of the Continuing Directors, in which case a majority of

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation (continued)
--------------------------------------------------------------------------------

the votes entitled to be cast by shareholders of the Portfolio will be required to approve the transaction.

     The voting provisions described above could have the effect of depriving shareholders of the Portfolio of an opportunity to sell their Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Portfolio in a tender offer or similar transaction. In view of the Portfolio's Board of Directors, however, these provisions offer several possible advantages, including: (1) requiring persons seeking control of the Portfolio to negotiate with its management regarding the price to be paid for the amount of Common Stock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the Portfolio's ability to pursue long-term strategies that are consistent with its investment objective and management policies. The Board of Directors has determined that the voting requirements described above, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interests of shareholders generally.

     A "Continuing Director," as used in the discussion above, is any member of the Portfolio's Board of Directors (1) who is not a person or affiliate of a person who enters or proposes to enter into a Business Combination with the Portfolio (such a person or affiliate being referred to individually as an "Interested Party") and (2) who has been a member of the Board of Directors for a period of at least 12 months (or since the commencement of the Portfolio's operations, if less than 12 months), or is a successor of a Continuing Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then members of the Board of Directors.

     Conversion to Open-End Fund


     The Portfolio's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of Common Stock then entitled to be voted to authorize the conversion of the Portfolio from a closed-end to an open-end investment company as defined in the 1940 Act, unless two-thirds of the Continuing Directors (as defined above) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the Portfolio's Articles of Incorporation providing for the conversion of the Portfolio.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent
--------------------------------------------------------------------------------

     PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the Portfolio's investments.

     First Data, located at One Exchange Place, Boston, Massachusetts 02109, serves as the Portfolio's transfer agent, dividend-paying agent and registrar. First Data also serves as agent in connection with the Plan.

--------------------------------------------------------------------------------
Reports to Shareholders
--------------------------------------------------------------------------------

     The Portfolio sends unaudited quarterly and audited annual reports, including a list of investments held, to its stockholders.

--------------------------------------------------------------------------------
Experts
--------------------------------------------------------------------------------

     The audited financial statements incorporated into this Prospectus have been so included in reliance on the report of KPMG Peat Marwick LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.


     KPMG Peat Marwick LLP, has been selected as the Fund's independent auditor to examine and report on the Fund's financial statements and highlights for the fiscal year ending August 31, 1997.


--------------------------------------------------------------------------------
Further Information
--------------------------------------------------------------------------------

     This Prospectus does not contain all of the information set forth in the Registration Statement filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its Rules and Regulations.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

                  DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

   DESCRIPTION OF MOODY'S MUNICIPAL BOND RATINGS:

     Aaa--Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

     Aa--Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

     A--Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

     Baa--Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

     Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

   DESCRIPTION OF MOODY'S MUNICIPAL NOTE RATINGS:

     Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short-term credit risk and long-term risk. Loans bearing the designation MIG 1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the description MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG 3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

   DESCRIPTION OF MOODY'S COMMERCIAL PAPER RATINGS:

     The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rates Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

   DESCRIPTION OF S&P MUNICIPAL BOND RATINGS:

     AAA--These bonds are the obligations of the higher quality and have the strongest capacity for timely payment of debt service.

     General Obligation Bonds rated AAA--In a period of economic stress, the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

     Revenue Bonds Rated AAA--Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

     AA--The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

     A--Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories. This rating describes the third strongest capacity for payment of debt service.

     General Obligation Bonds Rated A--There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

     Revenue Bonds Rated A--Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appearance appears adequate.

     BBB--The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity or payment of debt service.

     S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA category.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

   DESCRIPTION OF S&P MUNICIPAL NOTE RATINGS:

     Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

   DESCRIPTION OF S&P COMMERCIAL PAPER RATINGS:

     Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is strong, but the relative degree of safety is not as high as for issues designated A-1. DESCRIPTION OF FITCH MUNICIPAL BOND RATINGS:

     AAA--Bonds rated AAA by Fitch are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

     AA--Bonds rated AA by Fitch are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issues is generally rated F-1+ by Fitch.

     A--Bonds rated A by Fitch are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

     BBB--Bonds rated BBB by Fitch are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse consequences on these

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

     Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

   DESCRIPTION OF FITCH SHORT-TERM RATINGS:

     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

     Fitch's short-term ratings are as follows:

     F-1+--Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

     F-1--Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

     F-2--Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned F-1+ and F-1 ratings.

     F-3--Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, although near-term adverse changes could cause these securities to be rated below investment grade.

     LOC--The symbol LOC indicates that the rating is based on a letter of credit issued by a commercial bank.

Greenwich Street California Municipal Fund Inc.

--------------------------------------------------------------------------------
Appendix B
--------------------------------------------------------------------------------

                  TAX-EXEMPT INCOME COMPARED TO TAXABLE INCOME

     The tables below show individual taxpayers how to translate the tax savings from investments such as the Portfolio into an equivalent return from a taxable investment. The yields used below are for illustration only and are not intended to represent current or future yields for the portfolio, which may be higher or lower than those shown.

                        Tax
                      Bracket
                    California                  Tax-Exempt Yields
                        &         ==============================================
   Taxable Income    Federal      5.00%    5.50%       6.00%      6.50%    7.00%
================================================================================

                                            Equivalent Taxable Yield


    Single Return
     $0-$24,000       20.10%      6.26%    6.88%       7.51%      8.14%    8.76%
   $24,001-$58,150    34.70       7.66     8.42        9.19       9.95     10.72
  $58,151-$121,300    37.90       8.05     8.86        9.66       10.47    11.27
  $121,301-$263,750   43.04       8.78     9.66        10.53      11.41    12.29
    over $263,750     46.24       9.30     10.23       11.16      12.09    13.02
    Joint Return
     $0-$40,100       20.10%      6.26%    6.88%       7.51%      8.14%    8.76%
   $40,101-$96,900    34.70       7.66     8.42        9.19       9.95     10.72
  $96,901-$147,700    37.42       7.99     8.79        9.59       10.39    11.19
  $147,701-$263,750   42.40       8.68     9.55        10.42      11.28    12.15
  $263,751-$446,780   45.64       9.20     10.12       11.04      11.96    12.88
    over-$446,780     46.24       9.30     10.23       11.16      12.09    13.02

================================================================================

* The combined California and federal tax rates shown are based on 1996 federal tax tables and 1996 California tax tables. These tax rates are subject to change. The calculations in the table assume that no income will be subject to any federal, state or local individual alternative minimum taxes and do not reflect the federal phase-out of itemized deductions and personal exemptions. For ease of illustration, the tax brackets shown are those corresponding to federal taxes and in each case the California tax rate believed to be most representative of the rates applicable to California taxpayers within that bracket is used to determine the combined rate; as a result, a California taxpayer with taxable income in the lower or upper portion of a given bracket may bear a lower or higher combined California and federal rate than that shown, as the case may be.


                                                                             B-1

PART C




Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.



	PART C
	OTHER INFORMATION

Item 24. Financial Statements and Exhibits

	(1) Financial Statements

	Parts A and B
		(a)	Financial Highlights

	(b)	   The Registrant's Annual Report for the period ended
August
		31, 1996, and the Independent Auditors' Report are incorporated
		 by reference to the definitive 30b2-1 filed on November 8,
		1996 as accession number 0000091155-96-000457.

	Part C
		None

	(2)	Exhibits:

	Exhibit
	Number			Description

	(a)			Articles of Incorporation of Registrant*
	(b)			By-Laws*
	(c)			Not Applicable
	(d)			Form of Specimen Certificate representing shares
of
				Common Stock, par value $.001 per share**
	(e)			Registrant's Dividend Reinvestment Plan*
	(f)			Not Applicable
	(g)(1)			Form of Investment Management Agreement**
	    (2)			Form of Transfer and Assumption of
Investment
				Management Agreement between Registrant, Mutual Management Corp. and Smith Barney Mutual Funds
				Management Inc.   ***
	(h)(1)			Form of Purchase Agreement*
	    (2)			Form of Underwriting Agreement**
	(i)			Not Applicable
	(j)			Form of Custodian Services Agreement**
	(k)			Form of Transfer Agency and Registrar Agreement*
	(l)(1)			Opinion and consent of Willkie Farr &
Gallagher**
	   (2)			Opinion and consent of Venable, Baetjer
and Howard**
	(m)			Not Applicable.
	(n)			Consent of KPMG Peat Marwick LLP (filed
herewith)
	(o)			Not Applicable.
	(p)			Not Applicable
	(q)			Not Applicable.
	(r)			Financial Data Schedule (filed herewith)

Item 25. Marketing Arrangements

	Reference is made to the Purchase Agreement and the Underwriting Agreement filed as Exhibits (h)(1) and (h)(2) by Registrant with Pre-Effective Amendment No. 2 to its Registration Statement.

Item 26. Other Expenses of Issuance and Distribution

			The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission registration
fees.......................................$   _____
Printing (other than stock
certificates).....................................................          $
   5,000
Legal fees and
expenses......................................................................
 ..............$_________
Accounting fees and
expenses......................................................................
 ......$______
Miscellaneous.................................................................
 ...................................$________

	TOTAL.......................................................................
 ........................... $5,000


Item 27. Person Controlled by or Under Common Control


	None.

Item 28. Number of Holders of Securities

	The number of record holders of Registrant as of December    16, 1996
     is as follows:

		(1)						(2)

	Title of Class:				Number of Record Holders:

	Shares of  Common Stock,		   	61
	$.001 Par Value

Item 29. Indemnification

	Under Article Seventh of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by the Maryland General Corporation Law ("MGCL") against liability and all expenses reasonable incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Director or officer of Registrant. This provision does not authorize indemnification when it is determined that the Director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant to its currently acting and its former Directors and officers, to the fullest extent that indemnification of directors is permitted by the MGCL, the 1933 Act and the 1940 Act, in advance of the final dispositions of any action, suit or proceeding. The Board may, by by-law, resolution or agreement, make further provision for indemnification of Directors, officers, employees and agents to the fullest extent permitted by MGCL.

	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


Item 30. Business and Other Connections of the Investment Adviser

	Greenwich Street Advisors, through its predecessors, has been in the investment counseling business since 1934 and is a division of Smith Barney Mutual Funds Management Inc. ("SBMFM"). SBMFM was incorporated in 1968 and is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Travelers Group Inc. ("Travelers").

	The list required by this Item 30 of officers and directors of SBMFM and Greenwich Street Advisors, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two fiscal years, is incorporated by reference to Schedules A and D of FORM ADV filed by SBMFM pursuant to the Investment Advisers Act of 1940, as amended (SEC File No. 801-8314).

Item 31. Location of Accounts and Records

	Each Person maintaining physical possession of accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act is listed below:

		(1)   	Smith Barney Inc.
			388 Greenwich Street
			New York, New York  10013

		(2)   	Greenwich Street California Municipal Fund Inc.
			388 Greenwich Street
			New York, New York  10013


		(3)	Smith Barney Mutual Funds Management Inc.
			388 Greenwich Street
	`		New York, New York 10013

		(4) 	PNC Bank, National Association
			17th and Chestnut Streets
			Philadelphia, Pennsylvania 19103

		(5) 	First Data Investor Services Group, Inc.
			Exchange Place
			Boston, Massachusetts 02109

Item 32. Management Services

	Not applicable.

Item 33. Undertakings

	(1) Not Applicable.

	(2) Not Applicable.

	(3) Not applicable.

	(4) (a)	Registrant undertakes to file, during any period in which
offers or sales are being made, a Post-Effective Amendment to the Registration
Statement:

		(1)	to include any prospectus required by Section 10(a)(3) of
the 1933 Act;

		(2)	to reflect in the prospectus any facts or events after the
effective date of the Registration Statement (or the most recent Post-
Effective Amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration
Statement; and

		(3)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

	(4) (b)	Registrant undertakes that, for the purpose of determining
any liability under the 1933 Act, each subsequent Post-Effective Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

	(4) (c)	Not applicable.

	(5)	Not applicable.

	(6)	Not Applicable


	SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly
authorized, in the City of New York, on the    20th day of December, 1996.


						GREENWICH STREET CALIFORNIA
						MUNICIPAL FUND INC.

						By	/s/ HEATH B. MCLENDON
							_________________
							Heath B. McLendon
							Chairman of the Board and
							Chief Executive Officer

	Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature
Title
Date






/s/ Heath B. Mclendon
Heath B. McLendon
Chairman of the Board and
Chief Executive Officer
12/20/96



/s/ Jessica M
Bibliowicz
Jessica Bibliowicz



President and Director


12/20/96




/s/ Joseph H. Fleiss*
Joseph H. Fleiss



Director


   12/20/96




/s/ Donald R. Foley*
Donald R. Foley



Director


   12/20/96




/s/ Paul Hardin III*
Paul Hardin III



Director


   12/20/96




/s/ Francis P. Martin*
Francis P. Martin



Director


   12/20/96




/s/ Roderick C.
Rasmussen*
Roderick C. Rasmussen



Director



   12/20/96



/s/ John P. Toolan*
John P. Toolan



Director


   12/20/96




/s/ C. Richard
Youngdahl*
C. Richard Youngdahl



Director


   12/20/96




/s/ Lewis E. Daidone
Lewis E. Daidone

Senior Vice President,
Treasurer (Chief Financial
and Accounting Officer)


   12/20/96









*By: /s/ Lewis E. Daidone
        Lewis E. Daidone
        Pursuant to a Power of Attorney




GREENWICH STREET CALIFORNIA MUNICIPAL FUND INC.

EXHIBIT INDEX

Exhibit No.			Description of Exhibit




(n)			Consent of KPMG Peat Marwick LLP, independent
			accountants for the     Fund    .

(r)			Financial Data Schedule











* Previously filed by Registrant with its initial Registration Statement (No. 33-54549) on July 12, 1994.
** Previously filed by Registrant with Pre-Effective Amendment No. 2 to its Registration Statement (No. 33-54549) on September 22,
1994.
***Previously filed by Registrant with Post-Effective Amendment No. 2 to its Registration Statement on December 21, 1995.